Qilian International Holding Group Limited

No. 152 Hongliang East 1st Street, No. 1703

Tianfu New District, Chengdu, 610200

People’s Republic of China

May 8, 2024

VIA EDGAR

Ms. Lauren Hamill

Mr. Alan Campbell

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Qilian International Holding Group Limited
Registration Statement on Form F-3 Filed April 10, 2024 File No. 333-278591

Dear Ms. Hamill and Mr. Campbell:

Qilian International Holding Group Limited (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 18, 2024 regarding our Form F-3 previously filed on April 10, 2024. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amendment to the Company’s registration statement on Form F-3 is being filed to accompany this letter.

Registration Statement on Form F-3 filed April 10, 2024

Cover Page

1.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page accordingly.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at 212-530-2208.

[Signature page follows]

Very truly yours,

/s/ Zhanchang Xin
Zhanchang Xin Chief Executive Officer

cc:	Hunter Taubman Fischer & Li LLC